Exhibit 99.8

English translation for information purposes

GALAPAGOS

Public Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company number: 0466.460.429

RLE Antwerp - division Mechelen

REPORT OF THE BOARD OF DIRECTORS IN ACCORDANCE WITH ARTICLE 7:199

OF THE BELGIAN COMPANIES AND ASSOCIATIONS CODE

Dear shareholders,

In accordance with the provisions of Article 7:199 of the Belgian Companies and Associations Code of 23 March 2019, as amended from time to time (the “BCCA”), the Board of Directors of Galapagos NV (the “Company” or “Galapagos”) has the honor to report, in this special report, on the proposal that shall be made to the extraordinary shareholders’ meeting (the “EGM”) to be convened on April 28, 2026 (or on May 19, 2026 should the required quorum not be achieved at the first meeting) to renew the authorization to the Board of Directors to increase the share capital of Galapagos with an amount up to twenty per cent (20%) in the framework of the authorized capital.

1	Background

The authorized capital was last renewed by the EGM of April 30, 2024. Through such authorization, the Company’s Board of Directors has been authorized to increase the share capital in one or more times with an amount of EUR 71,288,987.72 (excluding issue premium). The aforementioned authorization can be used by the Board of Directors by a simple majority resolution for capital increases up to 20% of the share capital at the time of the convening of the EGM of April 30, 2024. The authorization is valid for a period of five years as from May 7, 2024, and is still valid on the date of this special report. On the date of this special report, the authorized capital has been used at four occasions:

•

On May 16, 2024, in connection with the issuance of Subscription Right Plan 2024 BE, Subscription Right Plan 2024 RMV and Subscription Right Plan 2024 ROW, corresponding to a total maximum capital increase of EUR 7,471,210.00 (excluding issuance premium).

•	On May 27, 2025, in connection with the issuance of Subscription Right Plan 2025 (A), corresponding to a total maximum capital increase of EUR 5,004,250.00 (excluding issuance premium).

•	On August 7, 2025, in connection with the issuance of Subscription Right Plan 2025 (B), corresponding to a total maximum capital increase of EUR 9,738,000.00 (excluding issuance premium).

•	On March 6, 2026, in connection with the issuance of Subscription Right Plan 2026, corresponding to a total maximum capital increase of EUR 9,467,500 (excluding issuance premium).

On the date of this special report an aggregate amount of EUR 31,680,960.00 of the authorized capital has been used, as a result of which EUR 39,608,027.72 of the authorized capital remains available.

English translation for information purposes

Notwithstanding the foregoing, it is proposed to already renew the authorized capital on the basis of this special report. The purpose of this renewal is to update the wording of the authorization and this special report so that they explicitly and comprehensively describe the types of incentive plans for which the authorized capital may be used, including subscription right plans, restricted stock unit plans, performance stock unit plans and other incentive plans, in addition to the subscription rights that were already referred to in the special report submitted to the EGM of April 30, 2024. For the avoidance of doubt, the proposed renewal does not change the overall scope or aggregate amount of the authorized capital (which remains limited to twenty per cent (20%) of the share capital) and otherwise remains in line with the authorization granted by the EGM of April 30, 2024.

2	Proposal to renew the authorized capital

The Board of Directors of the Company proposes to the EGM to be authorized for a period of five (5) years as of the publication in the Annexes to the Belgian State Gazette of this authorization to increase the share capital in one or several times with an aggregate amount equal to up to twenty per cent (20%) of the current amount of the share capital of the Company, in accordance with the terms and conditions set forth in this report, provided that the Company has not been notified of a public takeover bid for its shares at the time of such increase. In particular, the Board of Directors proposes to delete the existing temporary provisions of the articles of association of the Company in their entirety and to replace them with the following text, which will form (part) of the new temporary provisions of the articles of association (whereby the amount of twenty per cent (20%) of the subscribed capital referred to between square brackets below shall be determined on the basis of the outstanding subscribed capital at that time):

“43.	AUTHORIZED CAPITAL

The Board of Directors has been granted the authority to increase the subscribed capital of the company, in accordance with applicable law, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Without prejudice to more restrictive rules set forth by law, the Board of Directors can increase the subscribed capital of the company in one or several times with an amount of up to EUR [•], i.e. twenty per cent (20%) of the subscribed capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with applicable law, the Board of Directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the company of a public takeover bid for the company’s shares.

The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (below, above or at the fractional value of the existing shares, with or without voting rights, and as the case may be in the context of subscription right plans, restricted stock unit plans, performance stock unit plans and other incentive plans, for the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code (including members of the Board of Directors and/or independent consultants)), convertible bonds and/or subscription rights exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, issuance premiums, profits carried forward or other equity components. Aforementioned incentive plans can provide that, in exceptional circumstances (among others in the event of a change in control of the company or decease of the beneficiary), subscription rights, restricted stock units, performance stock units and other incentives can give rise to an accelerated exercise or vesting, before the third anniversary of their award, even if the beneficiary is a member of the Board of Directors or a person entrusted with the day-to-day management.

English translation for information purposes

When increasing the subscribed capital within the limits of the authorized capital, the Board of Directors may, in the company’s interest, restrict or cancel the shareholders’ statutory preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the company’s or its subsidiaries’ members of the personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code.

The Board of Directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the Board of Directors decides to do so, such issuance premium is to be booked on a share premium account.

The Board of Directors is authorized to bring the company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

Until this proposed resolution is approved and published in the Annexes to the Belgian State Gazette, the existing authorization will continue to apply. For the avoidance of doubt, in the event that the proposed new authorization is not approved by the EGM of April 28, 2026, the authorization granted by the EGM of April 30, 2024 shall continue to apply in accordance with its terms.

3	Specific circumstances and purposes for use of authorized capital

The Company’s Board of Directors is of the opinion that the renewal of the authorized capital is necessary to meet the needs of the Company as a listed company. As set out in Section 1 above, the purpose of this renewal is to ensure that the authorization and this special report expressly reflect, in a more explicit and detailed manner, the full range of purposes and instruments for which the authorized capital may be used. For the avoidance of doubt, the proposed renewal does not change the overall scope or aggregate amount of the authorized capital (which remains limited to twenty per cent (20%) of the share capital) and otherwise remains in line with the authorization granted by the EGM of April 30, 2024.

Especially with the Company’s shares being publicly listed on Euronext Brussels and Euronext Amsterdam and the Company’s American Depositary Shares being publicly listed on NASDAQ, the procedure of convening an EGM for a capital increase is complex, expensive, and time consuming. This procedure can thus be incompatible with the fluctuations on the capital markets or with certain business opportunities that the Company would otherwise be able to take advantage of. The proposed authorizations would allow the Board of Directors to increase the Company’s share capital in those circumstances in which it would be undesirable, impossible or inopportune to convene an EGM.

Such situation could occur when the Board of Directors determines that the cash position of the Company needs to be strengthened within a relatively short timeframe to finance and support its research and development programs or to enable the Company to react to new research and development opportunities in a quick and flexible way. In addition, the Company may wish to finance certain transactions, such as acquisitions (of companies, business or assets), corporate partnerships, in-licensing deals or other types of mergers, partnerships or strategic alliances, wholly or partially with the issue of new shares or to permit one or more specific new shareholders to participate in its share capital. The convening of a shareholders’ meeting could in such circumstances, for example, lead to a premature announcement of the relevant transaction. With such (and other) transactions the Board of Directors shall aim for the continuous growth of the Company, where appropriate and/or possible by means of equity financing, and to strengthen the capital base of the Company by attracting strategic shareholders where possible.

English translation for information purposes

The Board of Directors may also use the authorized capital in connection with equity-based incentives for employees, directors, independent consultants and other members of the personnel of the Company and its subsidiaries, within the meaning of Article 1:27 of the BCCA. By way of illustration, such equity-based incentives may include subscription rights, the exercise price of which will in principle correspond to the value of the Company’s shares at the time of grant. In addition, new shares issued under the authorized capital may, for example, be used for the settlement of restricted stock units (RSUs) and/or performance stock units (PSUs), in which case the issue price of the new shares may be as low as EUR 0.01 per new share. With respect to members of the executive committee, any grants of equity-based incentives will be made in accordance with the remuneration policy, as amended from time to time.

Finally, the Board of Directors notes that the proposed authorization cannot be used after the Belgian Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the shares of the Company.

Done on March 24, 2026.

[Signature page follows]

English translation for information purposes

For the Board of Directors of the Company,

[Signed]	[Signed]
Jérôme Contamine Chair of the Board of Directors	Henry Gosebruch Member of the Board of Directors